Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2014 Employee Stock Purchase Plan, as amended, of Coherus Oncology, Inc. of our report dated March 17, 2025, except for Note 6, as to which the date is November 13, 2025, with respect to the consolidated financial statements of Coherus Oncology, Inc. included in its Current Report (Form 8-K) dated November 13, 2025, and our report dated March 17, 2025, with respect to the effectiveness of internal control over financial reporting of Coherus Oncology, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2024, both filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Mateo, California

November 13, 2025